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SECU[illegible] 06003536 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52416

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL TRADING GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 HAZELWood Dr
(No. and Street)

Westbury (City) NY (State) 11590 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William SAVARY 516 876-4918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

67 WAll StReet 22nd FL New York
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William SAVARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Trading Group, Inc, as of 12/31/05, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President / CEO
Title

2/21/06
Notary Public

JOHN FURNARI
Notary Public, State of New York
No. 01FU6024360
Qualified in Nassau County
Commission Expires May 01, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL TRADING GROUP, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2005

Contents

Auditors' report 1

Financial statements

Balance sheet 2-3

Statement of operations and comprehensive income 4-5

Statement of changes in stockholder's equity 6

Statement of cash flows 7

Supplementary information

Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission 8

Summary of significant accounting policies 9-10

Notes to the financial statements 11-12

Independent auditors' report on internal accounting control required by SEC Rule 17a-5 13-14

67 Wall Street, 22nd Floor, New York, NY 10005 212.785-9700

GLOBAL TRADING GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2005

Assets

Current assets		
Cash	$	1,518
Investments *(Note 1)*		99,364
Accounts receivable		19,944
Officer's loan receivable *(Note 2)*		6,245
Prepaid expenses		92
Total current assets		**127,163**
Fixed assets		
Furniture and equipment		16,701
Less: accumulated depreciation		15,886
Net fixed assets		**815**
Other assets		
Clearing deposit		25,000
Deferred taxes *(Note 4)*		10,895
Security deposits		7,622
Total other assets		**43,517**
Total assets	**$**	**171,495**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
BALANCE SHEET
FOR THE YEAR ENDED
DECEMBER 31, 2005

Liabilities and Stockholder's Equity

Current liabilities		
Accounts and accrued expenses payable	$	8,152
Margin loan payable *(Note 3)*		41,395
Put options payable *(Note 4)*		4,675
Income taxes payable *(Note 5)*		550
Total current liabilities		**54,772**
Total liabilities		**54,772**
Stockholders' equity		
Common stock *(20,000 shares $1 par value authorized, 100 shares issued and outstanding)*		100
Additional paid-in capital		138,050
Accumulated other comprehensive income: unrealized gain on securities		3,966
Accumulated deficit		(25,393)
Total stockholder's equity		**116,723**
Total liabilities and stockholder's equity	**$**	**171,495**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2005

Revenue		
Commissions	$	159,880
Total revenue		**159,880**
Operating expenses		
Travel		37,429
Clearing charges		31,841
Professional fees		19,718
Office expenses		12,066
Rent		7,000
Regulatory fees		5,725
Telephone		5,365
Automobile expenses		4,339
Training and education		2,077
Computer and network expenses		1,590
Depreciation		1,581
Web design and internet expenses		1,349
Registration fees		1,004
Office supplies		950
Advertisement and marketing		740
Meals and entertainment		702
Postage and delivery		485
Miscellaneous		458
Insurance		369
Contribution		350
Bank charges		327
Dues and subscriptions		99
Total operating expenses		**135,564**
Income from operations	**$**	**24,316**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2005

Income from operations	$	**24,316**
Other income (expense)		
Dividend income		2,820
Interest income		3,812
Interest expense		(2,171)
Loss on sale of securities		(14,438)
Total other income (expense)		**(9,977)**
Income before provision for income taxes		**14,339**
Provision for income taxes		
Deferred *(Note 4)*		(4,762)
Current *(Note 4)*		(550)
Total provision for income taxes		**(5,312)**
Net income	$	**9,027**
Accumulated other comprehensive income, beginning	$	(1,578)
Other comprehensive income: unrealized gain on securities		5,544
Accumulated other comprehensive income, ending	$	**3,966**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2005

	Common stock	*Additional paid-in capital*	*Accumulated deficit*	*Accumulated other comprehensive income*	*Total stockholder's equity*
Balance, beginning	$ 100	$ 138,050	$ (34,420)	$ (1,578)	$ 102,152
Net income			9,027		9,027
Other comprehensive income; unrealized gain on securities				5,544	5,544
Balance, ending	**$ 100**	**$ 138,050**	**$ (25,393)**	**$ 3,966**	**$ 116,723**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2005

Cash flows from operating activities		
Net profit	$	9,027
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		1,581
Changes in operating assets and liabilities		
Increase in accounts receivable		(12,430)
Decrease in deferred tax assets		4,762
Increase in security deposits		(7,122)
Increase in accounts and accrued expenses payable		3,500
Decrease in income taxes payable		(7)
Net cash used in operating activities		**(689)**
Cash flows from investing activities		
Decrease in investments		2,923
Net cash provided by investing activities		**2,923**
Cash flows from financing activities		
Net advances to stockholder		(13,745)
Net increase in margin loan payable		7,300
Net increase in put options payable		4,675
Net cash used in financing activities		**(1,770)**
Increase in cash and cash and cash equivalents		**464**
Cash and cash equivalents, beginning of year		1,054
Cash and cash equivalents, end of year	**$**	**1,518**

Supplementary disclosures of cash flow information

Cash paid during the year for:		
Income taxes	$	557
Interest expense		2,171

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital		
Total equity capital	$	116,723
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		25,669
Net capital before haircuts and undue concentration on securities positions		**91,054**
Haircuts and undue concentration on securities positions		20,080
	$	**70,974**

Aggregate indebtedness		
Items included in the statement of financial condition		
Accrued expenses and other liabilities	$	54,772
	$	**54,772**
Ratio: aggregate indebtedness to net capital		1.30 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 100%	$	65,974

Reconciliation of December 31, 2005 audited computation of net capital and Company's unaudited December 31, 2005 Part IIA filing.

Unaudited December 31, 2005 net capital per December 31, 2005 Part IIA filing	$	70,854
Audit adjustments		120
Net capital	**$**	**70,974**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Global Trading Group, Inc. ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated in March 1999 in the State of New York.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated methods over the following estimated useful lives:

Description	*Estimated useful life*
Furniture and fixtures	7 years
Equipment	5 years

Income taxes

The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standards No. 109, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Investments

Investments are carried at fair market value, with unrealized gains and losses reported in a separate component of other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Comprehensive income reporting

The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income," which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholders' equity rather than in net income).

NOTE 1 – INVESTMENTS

The Company invests in various equities with the fair market value determined by the exchange price in the existing market. The following is the cost and market value at December 31, 2005:

Cost	$	102,129
Unrealized loss		(2,765)
Market value	**$**	**99,364**

NOTE 2 – OFFICER'S LOANS RECEIVABLE

Officer's loans receivable represents advances to William Savery, the Company's President. The amount is non-interest bearing and due on demand.

NOTE 3 – MARGIN LOAN PAYABLE

The Company's margin account accrues interest on an average rate of 8.33% on all open balances, and is secured by the securities in the Company's investment account.

NOTE 4 – PUT OPTIONS PAYABLE

The Company invested in various put options, for which the fair market value is determined by the exchange price in the existing market.

NOTE 5 – INCOME TAXES

Deferred tax assets represent the tax effects of taxable and deductible temporary differences in book and tax reporting. The taxable temporary difference consists of net operating loss carry forwards.

The Company incurred no federal income tax expense for the year. The Company incurred $557 of New York State and City income tax expense and $6,265 of deferred income taxes for the year.

NOTE 5 – INCOME TAXES (CONTINUED)

The Company has a net operating loss carryover of $21,844 to offset future income tax. The net operating loss expires as follows:

December 31, 2022	$	21,844

NOTE 6 – OPERATING LEASE

The Company leases its facilities from its President, William Savery. The lease expires September 1, 2007, and contains an option to renew for three years. Future minimum lease payments are as follows:

December 31, 2006	$	9,000
2007		6,000

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Global Trading Group, Inc.
New York, New York

We have examined the financial statements of Global Trading Group, Inc. for the year ended December 31, 2005, and have issued our report therein dated February 2, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices

67 Wall Street, 22nd Floor, New York, NY 10005 **212.785-9700**

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 (continued)

and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Global Trading Group, Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

KBL, LLP
KBL, LLP
Certified Public Accountants
February 2, 2005

67 Wall Street, 22nd Floor, New York, NY 10005 **212.785-9700**